

Mail Stop 4631

November 2, 2017

<u>Via E-mail</u>
Mr. Curtis Fairbrother
Chairman of the Board and Chief Executive Officer
Acology, Inc.
1620 Commerce St.
Corona, CA 92880

> **RE: Acology, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed April 14, 2017**
> **Form 10-Q for the Quarter Ended June 30, 2017**
> **Filed August 14, 2017**
> **File No. 0-29381**

Dear Mr. Fairbrother:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2016</u>

<u>Item 9A. Controls and Procedures, page 24</u>

<u>Internal Control over Financial Reporting, page 24</u>

1.   Please revise future filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission's *Internal Control — Integrated Framework* you utilized when performing your assessment of internal control over financial reporting.

Form 10-Q for the Quarter Ended June 30, 2017

Item 4. Controls and Procedures, page 13

2.   We note that you have included disclosure related to an evaluation of internal controls, which is required only on an annual basis, but have not included disclosure related to an evaluation of disclosure controls and procedures, which is required on an annual and quarterly basis. Please amend your March 31, 2017 and June 30, 2017 Forms 10-Q to disclose whether your disclosure controls and procedures are effective or not effective as required by Item 307 of Regulation S-K. In doing so, please ensure that you also include revised certifications that are currently dated and refer to the Form 10-Q/A.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 with any questions.

                                        Sincerely,

                                        /s/ John Cash

                                        John Cash
                                        Accounting Branch Chief
                                        Office of Manufacturing and Construction